Mail Stop 6010

									January 6, 2006e


W. Ross C. Corace
Chief Executive Officer
MailTec, Inc.
469 S. Cherry Street - #207
Denver, CO  80246


Re:  	MailTec, Inc.
Amendment No. 2 to Form SB-2 Registration Statement
	File No. 333-127347


Dear Mr. Corace:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1. Please provide us with the relevant documents demonstrating that Oakwood Enterprise Corp. has been reinstated with the State of Nevada and that all actions with respect to Mailtec and its securities taken by the board of directors and principal shareholders during the period of revocation have been ratified. We may have additional comments.


Risk Factors - page 9

2. We are unable to locate any revisions to the prospectus made in response to this comment. Please either tell us where these revisions are located, or revise as we previously requested. As we have indicated previously, your risk factors are too vague and ambiguous to be meaningful to potential investors. Please revise them so that they explain how each risk applies to an investment in your business, specifically. Each risk factor should contain a factual context, quantified to the extent practicable, sufficient to enable an investor to evaluate the risk and its consequences for the company.

Our auditors have expressed a going concern issue that notes our need for capital... - page 9

3. Please revise the risk factor to include a discussion of the steps you have taken, or intend to take, to resolve your financial shortcomings. You also need to substantially rewrite it to include the information specified in comment 2 above.

Our stock will be a "penny stock" under the federal securities regulation... - page 9

4. We note the revisions you made in response to comment 4.
However,
the body of the risk factor still says "if the price...is below
$5.00
per share" and "it is possible that MailTec`s common stock may become subject to the `penny stock rules and regulations." Because you are offering the stock at $2.50 per share it will be subject to the penny stock rules. Please revise the risk factor as we previously requested.

Increases in aviation and motor fuel prices can negatively affect our results of operations... - page 11

5. Your response to our comment does not address the issues we raised, so we are hereby reissuing the comment in part. Since you do not own the airplanes and vehicles and you do not directly pay for the gasoline products used by UPS, Federal Express and Airborne Express, you do not appear to have any direct exposure to "increases in aviation and motor fuel prices" that are different from or greater than the exposure that any customer of these entities has, whether it be an individual or a business. Please revise the risk factor to more adequately describe the specific risk to you and its potential adverse consequences to investors in your company.

Our operating results are subject to cyclical and seasonal fluctuations. - page 12

6. We note the revisions you made to the subheading. However, your revisions do not address the issue we raised, so we hereby reissue the comment. Please revise the body of the risk factor to specifically identify and address the "other factors" referenced in the subheading.



*	*	*	*	*




As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Todd Sherman at 202-551-366559 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director

Cc:	Ms. Jody Walker, Esq.
	7841 South Garfield Way
	Littleton, Colorado  80122
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W. Ross C. Corace
MailTec, Inc.
January 6, 2006
Page 3